Exhibit 99.1

Sistema de Gestión de Calidad
ISO
9001
División Cementos
Pacasmayo

FOR MORE INFORMATION, PLEASE VISIT
www.cementospacasmayo.com/ or contact:

Claudia Bustamante, Investor Relations and Sustainability Managing Director
Tel: +(51) 958699760

E-mail: cbustamante@cpsaa.com.pe

CEMENTOS PACASMAYO S.A.A. ANNOUNCES CONSOLIDATED RESULTS

FOR FOURTH QUARTER 2025

Lima, Peru, February 12, 2026 – Cementos Pacasmayo S.A.A. and subsidiaries (NYSE: CPAC; BVL: CPACASC1) (“the Company” or “Pacasmayo”) a leading cement company serving the Peruvian construction industry, announced today its consolidated results for the fourth quarter (“4Q25”) and for the year (“2025”) ended December 31, 2025. These results have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and are stated in Soles (S/).

4Q25 FINANCIAL AND OPERATIONAL HIGHLIGHTS:

(All comparisons are to 4Q24, unless otherwise stated)

●	On December 16, the Company announced that the Swiss company Holcim, had signed an agreement to purchase Inversiones Aspi S.A. of the Hochschild Group, which controls 50.01% of Cementos Pacasmayo S.A.A. The valuation of S/ 5,100 MM has been made at a multiple of nine times EBITDA based on the twelve-month period ending in September 2025. The transaction is subject to regulatory approval and we estimate that it will take place in the first half of 2026.

●	Sales volume of cement, concrete and precast increased by 8.2%, mainly due to higher sales of bagged cement, as well as for some infrastructure related projects.

●	Revenues increased by 6.2%, in line with the increased sales volume mentioned above.

●	Consolidated EBITDA, without the transaction-related expenses, was S/ 158.7 million, an 11.4% increase. Including these expenses, consolidated EBITDA decreased to S/81.1 million.

●	Consolidated EBITDA margin, without the transaction-related expenses, was 28.4%; 1.3 percentage points higher than the previous year. Including these expenses, consolidated EBITDA margin was 14.5%.

●	Net income, excluding the transaction-related expenses, was S/ 59.8 million, a 19.6% increase. Including these expenses, net income turned to a net loss of S/ 17.8 million.

2025 FINANCIAL AND OPERATIONAL HIGHLIGHTS:

(All comparisons are to 2024, unless otherwise stated)

●	Sales volume of cement, concrete and precast increased by 7.2%, mainly due to increased demand of both bagged cement and infrastructure projects.

●	Revenues increased by 7.0%, in line with the increased sales volume.

●	Consolidated EBITDA without the transaction-related expenses was S/ 584.2 million, a 6.4% increase. Including these expenses, consolidated EBITDA reached S/ 506.6 million.

●	Consolidated EBITDA margin without the transaction-related expenses, was 27.6%, in line with the previous year. Including these expenses, consolidated EBITDA margin was 23.9%.

●	Net income, excluding the transaction-related expenses, was S/ 231.8 million, a 16.5% increase. Including these expenses, net income reached S/ 154.2 million.

	Financial and Operating Results
	4Q25	4Q24	% Var.		2025	2024	% Var.
Cement, concrete and precast shipments (MT)	832.8	769.8	8.2%		3,049.2	2,845.5	7.2%
In millions of S/
Sales of goods	559.5	526.7	6.2%		2,116.9	1,978.1	7.0%
Gross profit	219.9	197.4	11.4%		806.9	728.5	10.8%
Operating profit	39.4	99.1	-60.2%		347.1	391.0	-11.2%
Net income	-17.8	50.0	N/R		154.2	198.9	-22.5%
Consolidated EBITDA	81.1	142.5	-43.1%		506.6	549.3	-7.8%
Gross Margin	39.3%	37.5%	1.8	pp.	38.1%	36.8%	1.3	pp.
Operating Margin	7.0%	18.8%	-11.8	pp.	16.4%	19.8%	-3.4	pp.
Net income Margin	-3.2%	9.5%	-12.7	pp.	7.3%	10.1%	-2.8	pp.
Consolidated EBITDA Margin	14.5%	27.1%	-12.6	pp.	23.9%	27.8%	-3.8	pp.

You can review our historical results by clicking on the underlined titles

2

MANAGEMENT COMMENTS

Our operating performance for the quarter remained exceptionally strong. Cement sales volumes saw an impressive 8.2% year-on-year increase, largely fueled by robust demand for bagged cement. This growth highlights the continued strength of the market in Northern Peru, which benefited from favorable agricultural and fishing conditions. Through disciplined execution and a relentless focus on cost efficiencies, we achieved excellent financial results. Excluding one-off expenses related to the share purchase agreement signed with Holcim in December, EBITDA grew by 11.4% compared to the prior year period, reaching S/ 158.7 million and confirming our success in enhancing profitability across our market. This successful quarter contributed to another record-breaking year. We closed the year with an all-time high EBITDA of S/ 584.2 million, excluding one-off expenses, marking a 6.4% increase year-over-year.

As mentioned in our highlights, a major milestone was reached on December 16 with the announcement that Holcim signed an agreement to acquire Inversiones Aspi S.A., which controls 50.01% of Cementos Pacasmayo. The agreed valuation of S/ 5,100 million reflects a multiple of nine times EBITDA based on the last twelve months ending September 2025. This transaction is subject to regulatory approvals and is anticipated to close during the first half of 2026.

Beyond the valuation, Holcim’s decision represents a strong endorsement of Pacasmayo’s long-term strategy, operational excellence, and the consistent work carried out by generations of employees over nearly seven decades. This milestone reflects the strength of our people, our values, and our commitment to building a profitable, ethical, and world-class company with a clear sense of purpose. We are deeply proud that a global leader such as Holcim has placed its trust in Pacasmayo and in Peru. Together, we will continue to promote sustainable development, create opportunities, and contribute to the growth of the country and the region.

Our people remain at the center of everything we do. In our most recent employee engagement survey, we achieved a score of 6.2 out of 7, the highest result since we began measuring engagement. This outcome reflects a strong and consistent culture, driven by the commitment, energy, and daily contributions of our teams, and reinforces our focus on creating an engaging and inclusive work environment.

Our dedication to operational excellence and climate action drives our continued progress in decarbonizing operations. We have been collaborating with Peru’s Ministry of the Environment (MINAM) since last year to gain formal recognition for our operational improvements that have successfully reduced greenhouse gas (GHG) emissions. This effort involved submitting verified data for the 2022–2024 period to the Peru Carbon Footprint Platform. We have now achieved the three-star recognition, which is awarded for demonstrating GHG emission reductions in consecutive years. Our Rioja plant recently earned this third star for its 2024 emission reductions, building upon the recognition previously secured by our Pacasmayo and Piura plants for 2023.

We are also pleased to announce our recognition in the Merco Responsabilidad ESG ranking, where we ranked as the industry leader for the tenth consecutive year. This evaluation assesses three dimensions: Environment (E), Society and Customers (S), and Ethics and Corporate Governance (G). Moreover, we remained within the top 10 this year, placing 9th in the general ranking of the most responsible companies in terms of sustainability in the country. These recognitions give us the confidence to continue moving forward with our sustainability strategy, embedding it at the heart of our business.

In summary, we are extremely pleased with our solid revenue and EBITDA performance, our sustained focus on efficiency and profitability, and our ability to consistently serve the Northern Peruvian market. Holcim’s investment is a meaningful acknowledgment of our capacity to innovate, learn, and grow while staying true to our purpose. It confirms our belief that working with discipline, integrity, and a long-term vision allows our impact to transcend borders.

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PERUVIAN CEMENT INDUSTRY OVERVIEW:

The demand for cement in Peru is covered mainly by Pacasmayo, UNACEM and Cementos Yura, and to a lesser extent by Caliza Inca, Holcim, imports and other small producers. Pacasmayo mainly covers the demand in the northern region of the country, while UNACEM covers the central region and Cementos Yura the southern region.(1)

The northern region of Peru, according to the Instituto Nacional de Estadística e Informática (INEI) and Apoyo Consultoría, represents approximately 32.9% of the country’s population and 20.0% of national Gross Domestic Product (“GDP”). Despite the country’s sustained growth over the last 10 years, Peru continues to have a significant housing deficit, estimated at 1.7 million households throughout the country as per the Ministry of Housing, Construction and Sanitation (80% qualitative and 20% quantitative deficit).

In Peru, the majority of cement is sold to a highly fragmented consumer base of individuals that tend to gradually buy bags of cement to build or to improve their homes, a segment the industry refers to as “self-construction”.

Northern Region (thousands of metric tons)

Plant	2021	2022	2023	2024	Nov-25 LTM	% part
Pacasmayo Group	3,626	3,437	2,951	2,835	3,015	22.5%
Imports	40	2	-	-	-	0.0%
Total	3,666	3,439	2,951	2,835	3,015	22.5%

Central Region (thousands of metric tons)

Plant	2021	2022	2023	2024	Nov-25 LTM	% part
UNACEM	5,838	6,297	5,617	5,462	5,543	41.3%
Caliza Inca	492	515	585	751	923	6.9%
Imports	691	202	145	206	353	2.6%
Total	7,021	7,014	6,347	6,419	6,819	50.8%

4

Southern Region (thousands of metric tons)

Plant	2021	2022	2023	2024	Nov-25 LTM	% part
Grupo Yura	2,904	3,047	2,581	2,535	2,598	19.3%
Imports	150	67	65	68	221	1.6%
Total	3,054	3,114	2,646	2,603	2,819	20.9%
Others	877	427	423	562	774	5.8%
Total, All Regions	14,618	13,994	12,367	12,419	13,427	100.0%

*	Import figures are sourced from Aduanet. They represent quantities of imported cement, not shipped cement. Source: INEI, Aduanet

(1)	As mentioned above, Holcim has signed an agreement to purchase Inversiones Aspi S.A. of the Hochschild Group, which controls 50.01% of Cementos Pacasmayo. This transaction is pending regulatory approval.

PIURA
SELVA
PACASMAYO
UNACEM
CALIZA INCA
UNACEM
SUR
YURA

5

OUR STRATEGIC PROGRESS

Peru Carbon Footprint

We received the third star from Huella de Carbono Perú (MINAM) for Pacasmayo and Piura (2023–2024 period), adding two consecutive periods of effective emissions reduction. This progress is due to improvements in energy efficiency and in the

Clean Production Agreement

We formalized a Clean Production Agreement (Acuerdo de Producción Más Limpia – AP+L) with the Ministry of Production of Peru. Through this voluntary agreement, we pledge to implement eco-efficient processes, optimize resource utilization, and mitigate environmental impact.

AP+L

Pro Ciencia

In partnership with UTEC, we secured the non-reimbursable grant awarded by ProCiencia in the “Strengthening value chains through Academia–Industry collaboration” category for our project, “Valorization and development of a supplementary cementitious material from sugarcane bagasse ash for the production of lower-carbon-footprint cements in northern Peru.”

Merco ESG

We ranked among the top 10 companies with the Merco ESG best reputation nationwide, and we once again led the cement sector.

6

OPERATING RESULTS:

Production:

Cement Production Volume

(thousands of metric tons)

	Production
	4Q25	4Q24	% Var.	2025	2024	% Var.
Pacasmayo Plant	499.4	449.7	11.1%	1,825.1	1,668.4	9.4%
Rioja Plant	94.5	83.7	12.9%	340.3	320.3	6.2%
Piura Plant	241.1	233.4	3.3%	887.1	843.3	5.2%
Total	835.0	766.8	8.9%	3,052.5	2,832.0	7.8%

Cement production volume at the Pacasmayo plant increased 11.1% in 4Q25 compared to 4Q24 and 9.4% in 2025 compared to 2024, mainly to satisfy the increased demand.

In 4Q25, cement production volume at the Rioja plant increased 12.9% and 6.2% in 2025, compared to 4Q24 and 2024 respectively, mainly due to increased demand.

Cement production volume at the Piura Plant increased 3.3% in 4Q25 and 5.2% in 2025 compared to 4Q24 and 2024 respectively, mainly due to increased demand.

Total cement production volume increased 8.9% in 4Q25 compared to 4Q24 and 7.8% in 2025 compared to 2024, in line with the increased cement demand experienced during this period.

Clinker Production Volume

(thousands of metric tons)

	Production
	4Q25	4Q24	% Var.	2025	2024	% Var.
Pacasmayo Plant	327.8	341.8	-4.1%	1,189.0	1,272.6	-6.6%
Rioja Plant	68.6	61.5	11.5%	248.3	241.9	2.6%
Piura Plant	0.0	88.9	-100.0%	615.7	608.5	1.2%
Total	396.4	492.2	-19.5%	2,053.0	2,123.0	-3.3%

Clinker production volume at the Pacasmayo plant during 4Q25 decreased 4.1% and 6.6% in 2025 compared to 4Q24 and 2024 respectively, mainly due to scheduled maintenance work performed on our kilns in 2Q25 and 4Q25.

Clinker production volume at the Rioja plant increased 11.5% in 4Q25 compared to 4Q24 and 2.6% in 2025 compared to 2024, mainly to satisfy the demand for cement production.

Clinker production volume at the Piura plant decreased 100.0% in 4Q25 compared to 4Q24, mainly due to our annual production plan that aims to maximize the operational efficiency of our kilns. Nonetheless, during 2025, clinker production volume at Piura plant increased 1.2% compared to 2024, mainly to satisfy the cement demand.

Total clinker production volume decreased 19.5% in 4Q25 compared to 4Q24, mainly due to the scheduled maintenance in the Pacasmayo plant and the annual production plan followed in the Piura plant. During 2025, total clinker production decreased 3.3% when compared to 2024, mainly due to consumption of our inventory.

7

INSTALLED CAPACITY:

Installed Clinker and Cement Capacity

Full year installed cement capacity at the Pacasmayo, Piura and Rioja plants remained stable at 2.9 million MT, 1.6 million MT and 440,000 MT, respectively.

Full year installed clinker capacity at the Pacasmayo, Piura and Rioja plants remained stable at 1.8 million MT, 990,000 MT and 289,080 MT, respectively.

UTILIZATION RATE1:

Pacasmayo Plant Utilization Rate

	Utilization Rate
	4Q25	4Q24	% Var.		2025	2024	% Var.
Cement	68.9%	62.0%	6.9	pp.	62.9%	57.5%	5.4	pp.
Clinker	74.7%	76.0%	-1.3	pp.	67.7%	70.7%	-3.0	pp.

Cement production utilization rate at the Pacasmayo plant increased 6.9 and 5.4 percentage points in 4Q25 and in 2025, when compared to 4Q24 and 2024 respectively, mainly due to increased production to satisfy demand.

Clinker production utilization rate in 4Q25 and 2025, decreased 1.3 and 3.0 percentage points, compared to 4Q24 and 2024 respectively, mainly due to scheduled maintenance work performed on our kilns in 2Q25 and this quarter, and the use of our inventory as mentioned above.

Rioja Plant Utilization Rate

	Utilization Rate
	4Q25	4Q24	% Var.		2025	2024	% Var.
Cement	85.9%	76.1%	9.8	pp.	77.3%	72.8%	4.5	pp.
Clinker	94.9%	84.8%	10.1	pp.	85.9%	83.4%	2.5	pp.

The cement production utilization rate at the Rioja plant was 85.9% in 4Q25 and 77.3% in 2025; 9.8 and 4.5 percentage points higher than 4Q24 and 2024 respectively, in line with increased demand.

The clinker production utilization rate at the Rioja plant was 94.9% in 4Q25 and 85.9% in 2025; 10.1 and 2.5 percentage points higher than 4Q24 and 2024 respectively, mainly due increased production to satisfy the cement demand.

[1]	The utilization rates are calculated by dividing production in a given period over installed capacity. The utilization rate implies annualized production, which is calculated by multiplying real production for each quarter by four.

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Piura Plant Utilization Rate

	Utilization Rate
	4Q25	4Q24	% Var.		2025	2024	% Var.
Cement	60.3%	58.4%	1.9	pp.	55.4%	52.7%	2.7	pp.
Clinker	0.0%	35.9%	-35.9	pp.	62.2%	61.5%	0.7	pp.

The cement production utilization rate at the Piura plant was 60.3% in 4Q25 and 55.4% in 2025, a 1.9 and 2.7 percentage point increase when compared to 4Q24 and 2024 respectively, in line with the increased demand.

The clinker production utilization rate at the Piura plant was 0.0%, 35.9 percentage points lower than in 4Q24, mainly due to our annual production plan in order to maximize productivity. During 2025, the clinker production utilization rate at the Piura plant was 0.7 percentage points higher than 2024.

Consolidated Utilization Rate

	Utilization Rate
	4Q25	4Q24	% Var.		2025	2024	% Var.
Cement	67.6%	62.1%	5.5	pp.	61.8%	57.3%	4.5	pp.
Clinker	52.2%	63.9%	-11.7	pp.	67.7%	68.9%	-1.2	pp.

The consolidated cement production utilization rate was 67.6% in 4Q25 and 61.8% in 2025, 5.5 and 4.5 percentage points higher than 4Q24 and 2024 respectively, mainly due to the increased demand.

The consolidated clinker production utilization rate was 52.2% in 4Q25 and 67.7% in 2025, 11.7 and 1.2 percentage points lower than in 4Q24 and 2024 respectively, mainly due to our annual production plan that aims to produce at optimal capacity during certain periods in order to maximize efficiencies in Piura, as well as scheduled maintenance in our Pacasmayo plant. This strategy has allowed us to produce excess clinker during previous periods, which we consumed during this year.

9

FINANCIAL RESULTS:

Income Statement:

The following table shows a summary of the Consolidated Financial Results:

Consolidated Financial Results

(in millions of Soles S/)

	Income Statement
	4Q25	4Q24	% Var.	2025	2024	% Var.
Sales of goods	559.5	526.7	6.2%	2,116.9	1,978.1	7.0%
Gross Profit	219.9	197.4	11.4%	806.9	728.5	10.8%
Total operating expenses, net	-180.5	-98.3	83.6%	-459.8	-337.5	36.2%
Operating Profit	39.4	99.1	-60.2%	347.1	391.0	-11.2%
Total other expenses, net	-21.3	-21.9	-2.7%	-79.1	-94.8	-16.6%
Profit before income tax	18.1	77.2	-76.6%	268.0	296.2	-9.5%
Income tax expense	-35.9	-27.2	32.0%	-113.8	-97.3	17.0%
Profit for the period	-17.8	50.0	N/R	154.2	198.9	-22.5%

Revenues increased 6.2% and 7.0% in 4Q25 and 2025, compared to 4Q24 and 2024 respectively, mainly due to increased sales of bagged cement, as well as sales to the Yanacocha project. Gross profit increased by 11.4% in 4Q25 and 10.8% in 2025, compared to 4Q24 and 2024 respectively, mainly due to lower cost of raw materials, higher consumption of our own clinker, as well as the operational efficiencies derived from our maintenance and production plan. Profit for the period decreased in 4Q25 when compared to 4Q24 and 22.5% in 2025 when compared to 2024, primarily due to higher expenses associated with the share purchase agreement with Holcim.

SALES OF GOODS

The following table shows the Sales of Goods and their respective margins by business segment:

Sales: cement, concrete and precast

(in millions of Soles S/)

	Cement, concrete and precasts
	4Q25	4Q24	% Var.		2025	2024	% Var.
Sales of goods	547.2	511.4	7.0%		2,064.7	1,906.8	8.3%
Cost of Sales	-324.3	-313.8	3.3%		-1,247.5	-1,178.0	5.9%
Gross Profit	222.9	197.6	12.8%		817.2	728.8	12.1%
Gross Margin	40.7%	38.6%	2.1	pp.	39.6%	38.2%	1.4	pp.

Sales of cement, concrete and precast increased 7.0% in 4Q25 and 8.3% in 2025, when compared to 4Q24 and 2024 respectively, mainly due to increased sales of bagged cement, as well as of concrete for the Yanacocha project. Gross margin increased 2.1 percentage points during 4Q25 and 1.4 percentage points during 2025, when compared to 4Q24 and 2024 respectively, mainly due to higher sales volume and operational efficiencies in cement production.

10

Sales: cement

(in millions of Soles S/)

Sales of cement represented 87.5% of cement, concrete and precast sales during 4Q25.

	Cement
	4Q25	4Q24	% Var.		2025	2024	% Var.
Sales of goods	478.8	421.6	13.6%		1,745.2	1,605.5	8.7%
Cost of Sales	-251.4	-223.1	12.7%		-921.0	-878.1	4.9%
Gross Profit	227.4	198.5	14.6%		824.2	727.4	13.3%
Gross Margin	47.5%	47.1%	0.4	pp.	47.2%	45.3%	1.9	pp.

Sales of cement increased 13.6% in 4Q25 compared to 4Q24 and 8.7% in 2025 compared to 2024, mainly due to increased demand for bagged cement from the self-construction segment. Gross margin increased 0.4 percentage points in 4Q25 and 1.9 percentage points during 2025, when compared to 4Q24 and 2024 respectively mainly due to lower raw material costs and lower consumption of imported clinker.

Sales: concrete, pavement and mortar

(in millions of Soles S/)

Sales of concrete, pavement and mortar represented 11.0% of cement, concrete, and precast sales during 4Q25.

	Concrete, pavement and mortar
	4Q25	4Q24	% Var.		2025	2024	% Var.
Sales of goods	60.3	80.5	-25.1%		288.4	271.3	6.3%
Cost of Sales	-66.6	-82.6	-19.4%		-298.5	-272.2	9.7%
Gross Profit	-6.3	-2.1	N/R		-10.1	-0.9	N/R
Gross Margin	-10.4%	-2.6%	-7.8	pp.	-3.5%	-0.3%	-3.2	pp.

Sales of concrete, pavement and mortar decreased 25.1% during 4Q25 compared to 4Q24, mainly due to lower sales volume of concrete and pavement, as the Motupe riverbank defenses project was put on stand-by this quarter. During 2025, sales of concrete, pavement and mortar, increased 6.3%, mainly due to higher sales volume of mortar and concrete for infrastructure projects. Gross margin decreased 7.8 percentage points in 4Q25 compared to 4Q24 and 3.2 percentage points in 2025 compared to 2024. This decrease was mainly due to the execution of the Piura airport project, as well as lower dilution of fixed costs from the Motupe project, as mentioned above.

11

Sales: precast

(in millions of Soles S/)

Sales of precast represented 1.4% of cement, concrete, and precast sales during 4Q25.

	Precast
	4Q25	4Q24%	Var.		2025	2024%	Var.
Sales of goods	7.9	9.4	-16.0%		31.0	30.1	3.0%
Cost of Sales	-6.3	-8.0	-21.3%		-28.0	-27.7	1.1%
Gross Profit	1.6	1.4	14.3%		3.0	2.4	25.0%
Gross Margin	20.3%	14.9%	5.4	pp.	9.7%	8.0%	1.7	pp.

During 4Q25, precast sales decreased 16.0% compared to 4Q24, mainly due to lower sales volume and a high comparative basis in 4Q24 driven by a road improvement project. In 2025, precast sales increased 3.0% compared to 2024, mainly due to demand from the public sector. Gross margin during 4Q25 and 2025 increased 5.4 and 1.7 percentage points, when compared to 4Q24 and 2024 respectively, mainly due to higher dilution of fixed costs.

Sales: Construction Supplies2

(in millions of Soles S/)

	Construction Supplies
	4Q25	4Q24%	Var.		2025	2024%	Var.
Sales of goods	9.0	12.8	-29.7%		41.7	56.9	-26.7%
Cost of Sales	-8.9	-12.3	-27.6%		-41.0	-54.9	-25.3%
Gross Profit	0.1	0.5	-80.0%		0.7	2.0	-65.0%
Gross Margin	1.1%	3.9%	-2.8	pp.	1.7%	3.5%	-1.8	pp.

During 4Q25, construction supply sales decreased 29.7% compared to 4Q24 and 26.7% in 2025 compared to 2024, mainly due to lower sales of steel bars. Gross margin decreased 2.8 percentage points in 4Q25 when compared to 4Q24 and 1.8 percentage points in 2025 when compared to 2024.

[2]	Construction supplies include the following products: steel rebar, wires, nails, corrugated iron, electric conductors, plastic tubes and accessories, among others.

12

OPERATING EXPENSES:

Administrative Expenses

(in millions of Soles S/)

	Administrative Expenses
	4Q25	4Q24	% Var.	2025	2024	% Var.
Personnel expenses	39.7	41.6	-4.6%	165.0	136.8	20.6%
Third-party services	20.9	21.6	-3.2%	81.8	74.1	10.4%
Board of Directors	1.2	1.6	-25.0%	5.4	6.0	-10.0%
Depreciation and amortization	5.6	0.7	N/R	17.5	17.1	2.3%
Other	7.3	5.2	40.4%	21.8	19.4	12.9%
Total	74.7	70.7	5.7%	291.5	253.4	15.0%

Administrative expenses increased 5.7% in 4Q25 and 15.0% in 2025 compared to 4Q24 and 2024 respectively, mainly due higher personnel expenses driven by the collective bargaining negotiations with our labor unions, which is negotiated every three years and has a closing bonus during the first year.

Selling Expenses

(in millions of Soles S/)

	Selling and distribution expenses
	4Q25	4Q24	% Var.	2025	2024	% Var.
Personnel expenses	13.1	9.9	32.3%	49.0	43.7	12.1%
Advertising and promotion	1.8	2.6	-30.8%	15.6	9.1	71.4%
Third party services	4.3	4.3	0.0%	16.3	15.0	8.7%
Information technology related services	0.5	1.8	-72.2%	2.4	4.7	-48.9%
Depreciation and amortization	1.6	6.0	-73.3%	5.7	6.0	-5.0%
Other	1.8	0.6	N/R	3.8	2.9	31.0%
Total	23.1	25.2	-8.3%	92.8	81.4	14.0%

Selling expenses decreased 8.3% in 4Q25 compared to 4Q24, mainly due to lower depreciation and advertising and promotion related expenses. During 2025, selling expenses increased 14.0% compared to 2024, mainly due to increased advertising and promotion expenses during the first nine months of the year, as well as the previously mentioned union bonus.

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EBITDA RECONCILIATION:

Consolidated EBITDA

(in millions of Soles S/)

	Consolidated EBITDA
	4Q25	4Q24	% Var.	2025	2024	% Var.
Net Income	-17.8	50.0	N/R	154.2	198.9	-22.5%
+ Income tax expense	35.9	27.2	32.0%	113.8	97.3	17.0%
- Finance income	-1.4	-2.1	-33.3%	-11.3	-6.3	79.4%
+ Financial expenses	23.6	24.4	-3.3%	93.0	100.3	-7.3%
+/- Net loss from exchange rate	-0.8	-0.4	100%	-2.6	0.9	N/R
+ Depreciation and amortization	41.6	43.4	-4.1%	159.5	158.2	0.8%
Consolidated EBITDA	81.1	142.5	-43.1%	506.6	549.3	-7.8%

Consolidated EBITDA decreased 43.1% in 4Q25 and 7.8% in 2025, when compared to 4Q24 and 2024 respectively, mainly due to higher operating expenses, driven by increased administrative expenses related to the share purchase agreement with Holcim. However, if we take away those one-off expenses, EBITDA would have been S/ 158.7 million in 4Q25 and S/ 584.2 million in 2025; an 11.4% and 6.4% increase when compared to 4Q24 and 2024 respectively.

Cash and Debt Position:

Consolidated Cash (in millions of Soles S/)

As of December 31, 2025, the cash balance was S/53.6 million (US$ 16.0 million). This balance includes certificates of deposit in the amount of S/ 15.5 million (US$ 4.6 million), distributed as follows:

Certificate Deposits in Soles

Bank	Amount (S/)	Interest Rate	Initial Date	Maturity Date
Banco de Crédito del Perú	S/ 2.0	3.55%	December 31, 2025	January 2, 2026
Banco de Crédito del Perú	S/ 2.0	3.55%	December 31, 2025	January 2, 2026
Banco de Crédito del Perú	S/ 1.0	3.55%	December 31, 2025	January 6, 2026
Banco de Crédito del Perú	S/ 5.0	3.55%	December 31, 2025	January 6, 2026
Banco de Crédito del Perú	S/ 2.5	3.60%	December 31, 2025	January 8, 2026
Scotiabank	S/ 3.0	4.20%	December 30, 2025	January 30, 2026
	S/ 15.5

The remaining balance of S/ 38.1 million (US$ 11.4 million) is held mainly in the Company’s bank accounts, of which US$ 6.5 million are denominated in US dollars and the balance in Soles.

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DEBT POSITION:

Consolidated Debt

(in millions of Soles S/)

Below are the contractual obligations with payment deadlines related to the Company’s debt, including interest.

	Payments due by period
	Less than 1 year	1-3 Years	3-5 Years	More than 5 Years	Total
Indebtedness	533.6	312.7	353.0	217.0	1,416.3
Future interest payments	71.4	97.5	47.9	29.7	246.5
Total	605.0	410.2	400.9	246.7	1,662.8

As of December 31, 2025, the Company’s total outstanding debt, as shown in the financial statements, reached S/ 1,412.2 million (US$ 419.3 million). This debt is mainly composed of two local bonds issued in January 2019 and the club deal obtained in 2022.

As of December 31, 2025, Net Debt/EBITDA ratio was 2.8 times.

Capex

(in millions of Soles S/)

As of December 31, 2025 the Company invested S/ 144.3 million (US$ 43.0 million), allocated to the following projects:

Projects	2025
Pacasmayo Plant Projects	45.1
Concrete and aggregates equipment	62.9
Rioja Plant Projects	4.7
Piura Plant Projects	29.1
Other	2.5
Total	144.3

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ABOUT CEMENTOS PACASMAYO S.A.A.

Cementos Pacasmayo S.A.A. is a cement company, located in the Northern region of Peru. In February 2012, the Company’s shares were listed on The New York Stock Exchange - Euronext under the ticker symbol “CPAC”. With almost 70 years of operating history, the Company produces, distributes and sells cement and cement-related materials, such as ready-mix concrete and precast materials. Pacasmayo’s products are primarily used in construction, which has been one of the fastest-growing segments of the Peruvian economy in recent years. The Company also produces and sells quicklime for use in mining operations.

For more information, please visit: http://www.cementospacasmayo.com.pe/

Note: The Company presented some figures converted from Soles to U.S. Dollars for comparison purposes. The exchange rate used to convert Soles to U.S. dollars was S/ 3.358 per US$ 1.00, which was the buying exchange rate, reported as of December 31, 2025, by the Superintendencia de Banca, Seguros y AFP’s (SBS). The information presented in U.S. dollars is for the convenience of the reader only. Certain figures included in this report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be arithmetic aggregations of the figures presented in previous quarters.

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, Company performance and financial results. Also, certain reclassifications have been made to make figures comparable for the periods. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the Company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

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CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of December 31, 2025 and December 31,2024 (both audited)

	As of Dec-25	As of Dec-24
	S/ (000)	S/ (000)
Cash and cash equivalents	53,571	72,723
Trade and other receivables,net	146,674	131,168
Income tax prepayments	24,857	7,736
Inventories	707,143	773,997
Prepayments	17,503	6,872
Total current assets	949,748	992,496
Trade and other receivables, net	28,450	43,224
Financial instruments designated at fair value through OCI	163	239
Property, plant and equipment, net	2,005,714	2,031,139
Intangible assets, net	62,800	63,596
Goodwill	4,459	4,459
Deferred income tax assets	34,994	21,816
Right-of-use asset, net	16,988	9,023
Other assets	50	51
Total non-current assets	2,153,618	2,173,547
Total assets	3,103,366	3,166,043
Trade and other payables	283,907	242,051
Financial obligations	532,346	458,346
Lease liabilities	4,879	2,958
Income tax payable	3,784	17,937
Provisions	47,689	44,263
Total current liabilities	872,605	765,555
Financial obligations	879,809	1,034,845
Lease liabilities	11,350	6,462
Provisions	29,005	28,146
Deferred income tax liabilities	119,232	117,937
Total non-current liabilities	1,039,396	1,187,390
Total liabilities	1,912,001	1,952,945
Capital stock	423,868	423,868
Investment shares	40,279	40,279
Invest shares held in Treasury	(121,258)	(121,258)
Additional paid-in capital	432,779	432,779
Legal reserve	168,636	168,636
Other accumulated comprehensive results (loss)	(16,966)	(16,551)
Retained earnings	264,027	285,345
Total Equity	1,191,365	1,213,098
Total liability and equity	3,103,366	3,166,043

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CONSOLIDATED STATEMENTS OF PROFIT AND LOSS

For the three(unaudited) and twelve-month(audited) periods ended December 31, 2025 and 2024.

	4Q25	4Q24	2025	2024
	S/ (000)	S/ (000)	S/ (000)	S/ (000)
Sales of goods	559,544	526,672	2,116,883	1,978,071
Cost of sales	(339,616)	(329,322)	(1,310,017)	(1,249,545)
Gross profit	219,928	197,350	806,866	728,526
Operating expenses
Administrative expenses	(74,658)	(70,711)	(291,538)	(253,383)
Selling and distribution expenses	(23,074)	(25,174)	(92,785)	(81,410)
Other operating expenses, net	(82,710)	(2,274)	(75,442)	(2,700)
Total operating expenses , net	(180,442)	(98,159)	(459,765)	(337,493)

Operating profit	39,486	99,191	347,101	391,033
Other income (expenses)
Finance income	1,395	2,073	11,291	6,298
Financial costs	(23,652)	(24,418)	(93,036)	(100,308)
Gain (loss) from exchange difference, net	803	411	2,619	(836)

Total other expenses, net	(21,454)	(21,934)	(79,126)	(94,846)
Profit before income tax	18,032	77,257	267,975	296,187
Income tax expense	(35,829)	(27,177)	(113,770)	(97,312)

Profit (loss) for the period	(17,797)	50,080	154,205	198,875

Earnings (loss) per share
Basic profit (loss) for the period attributable to equity holders of common shares and investment in shares of Cementos Pacasmayo S.A.A. (S/ per share)	(0.04)	0.12	0.36	0.46

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CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the years ended December 31, 2025, 2024 (audited)

	Attributable to equity holders of the parent
	Capital S/(000)	Investment Shares S/(000)	Investments Shares hold in Treasury S/(000)	Additional paid-in capital S/(000)	Legal reserve S/(000)	Unrealized loss in financial instruments designated at fair value S/ (000)	Retained earnings S/ (000)	Total S/ (000)

Balance as of January 1, 2024	423,868	40,279	(121,258)	432,779	168,636	(16,290)	261,994	1,190,008
Profit for the year	-	-	-	-	-	-	198,875	198,875
Other comprehensive loss	-	-	-	-	-	(261)	-	(261)
Total comprehensive income	-	-	-	-	-	(261)	198,875	198,614
Dividend Distribution	-	-	-	-	-	-	(175,524)	(175,524)
Balance as of December 31, 2024	423,868	40,279	(121,258)	432,779	168,636	(16,551)	285,345	1,213,098
Balance as of January 1, 2025	423,868	40,279	(121,258)	432,779	168,636	(16,551)	285,345	1,213,098
Profit for the year	-	-	-	-	-	-	154,205	154,205
Other comprehensive loss	-	-	-	-	-	(415)	-	(415)
Total comprehensive income	-	-	-	-	-	(415)	154,205	153,790
Other	-	-	-	-	-	-	1	1
Dividend Distribution	-	-	-	-	-	-	(175,524)	(175,524)
Balance as of December 31, 2025	423,868	40,279	(121,258)	432,779	168,636	(16,966)	264,027	1,191,365

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